SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Explanatory Note:

On September 15, 2017, Fuling Global Inc. (the “Company”) issued a press release announcing that it currently plans to hold its 2017 Annual Meeting of Shareholders on Sunday, December 3, 2017, at 10:00 A.M., Eastern Time. The meeting will be held at the Company’s Allentown location at 6690 Grant Way, Allentown, PA 18106.

Although we do not provide our shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to us for consideration of inclusion in a proxy statement. The Company has determined that October 2, 2017 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Fuling Plastic USA, Inc., 6690 Grant Way, Allentown, PA 18106, Attention: Corporate Secretary. Proposals by email should be sent to ir@fulingplasticusa.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

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Exhibits No.	Description
99.1	Press Release dated September 15, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: September 15, 2017	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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